
#OPENTOWORK

Edward G Caputo · 3rd

Website Developer at Webstar

Naples, Florida, United States · Contact info

228 connections

Message | More

Open to work
Web Developer roles

New York Institute of Technology-Old Westbury

Experience

Website Developer
Self-employed
Jan 2021 – Present · 5 mos

Create and Build Interactive websites: Example: miramarenaples.com

Software Engineer
Webstar · Self-employed
Jan 2021 – Present · 5 mos

Cofounder and Director
Uptown Network
Apr 2011 – Present · 10 yrs 2 mos
Naples, Florida Area

Uptown Network is a start-up that debuted on May 21, 2011 at the NRA Restaurant Show. Every day, billions of dollars are spent in the hospitality industry based on social networking. However, the explosion of mobile and the Apple App store is changing the landscape and spending habits of consumers. Mobile Concierge Networks are emerging as the winning solution and U ...see more

Cofounder and CEO
Aligned Trust
Jan 2011 – Present · 10 yrs 5 mos
San Francisco Bay Area

Authentication Security

Investor
Peel
Jun 2010 – Present · 11 yrs

Makers of Fine Spirits

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Education

New York Institute of Technology-Old Westbury
Bachelor of Science, Business Administration, A+

Skills & endorsements

Strategic Planning · 2

Teresa Stewart, PMP, ITIL4, Prosci and 1 connection have given endorsements for this skill

Leadership · 2

Teresa Stewart, PMP, ITIL4, Prosci and 1 connection have given endorsements for this skill

Start-ups · 1

Katherine L. Russell has given an endorsement for this skill

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Interests

Book Publishers, Writers & Agents
1,041 members

New York Institute of Technology
87,952 followers

Capco
160,359 followers

Uptown Network
905 followers